SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
WESCO INTERNATIONAL, INC.
(Name of Subject Company and Filing Persons (Issuer))
2.625% Convertible Senior Debentures due 2025
(Title of Class of Securities)
95082PAE5
(CUSIP Numbers of Class of Securities)
Richard P. Heyse
Vice President and Chief Financial Officer
WESCO International, Inc.
225 West Station Square Drive
Suite 700
Pittsburgh, Pennsylvania 15219
Telephone: (412) 454-2200
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)
COPIES TO:
Kristen L. Stewart
Jeffrey W. Acre
K&L Gates LLP
K&L Gates Center
210 Sixth Avenue
Pittsburgh, Pennsylvania 15222
Telephone: (412) 355-6500
CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee **
$92,327,000	$6,583

*	Calculated solely for purposes of determining the filing fee. The repurchase price of the 2.625% Convertible Senior Debentures due 2025, as described herein, is $1,000 per $1,000 principal amount thereof, plus accrued and unpaid interest to, but not including, the repurchase date. As of September 15, 2010, there was $92,327,000 in aggregate principal amount of 2.625% Convertible Senior Debentures due 2025 outstanding, resulting in an aggregate maximum purchase price of $92,327,000.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☑ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     Pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of September 27, 2005 (the “Indenture”), among WESCO International, Inc., a Delaware corporation (the “Company”), WESCO Distribution, Inc., a Delaware corporation (“WESCO Distribution”), and The Bank of New York Mellon, a New York banking corporation, as successor to J.P. Morgan Trust Company, National Association, as trustee (the “Trustee”), for the Company’s 2.625% Convertible Senior Debentures due 2025 (the “Debentures”), this Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by the Company with respect to the right of each holder (each a “Holder”) of the Debentures to require the Company to repurchase all or a portion of its Debentures on October 15, 2010, as set forth in the Company Notice to Holders of 2.625% Convertible Senior Debentures due 2025, dated September 16, 2010 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Notice Documents”).
     This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Items 1 through 9.
     The Company is the issuer of the Debentures and is obligated to repurchase all of the Debentures that are properly tendered by the Holders under the terms and subject to the conditions set forth in the Indenture and the Notice Documents. The Debentures are convertible into shares of common stock, $.01 par value, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Debentures. The Company maintains its principal executive offices at 225 West Station Square Drive, Suite 700, Pittsburgh, Pennsylvania 15219, and the telephone number there is (412) 454-2200. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Notice Documents is incorporated by reference into this Schedule TO.
Item 10. Financial Statements.
     (a) Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company believes that its financial condition is not material to a Holder’s decision whether to exercise its right to require the Company to repurchase all or a portion of its Debentures on October 15, 2010 because (i) the consideration to be received by Holders electing to exercise such right will consist solely of cash, (ii) the offer is not subject to any financing conditions, (iii) the offer applies to all outstanding Debentures and (iv) the Company is a public reporting company that files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission.
     (b) Not applicable.
Item 11. Additional Information.
     (a) Not applicable.
     (b) Not applicable.
Item 12. Exhibits.

Exhibit
Number	Description
(a)(1)	Company Notice to Holders of 2.625% Convertible Senior Debentures due 2025, dated September 16, 2010.

(a)(5)	Press release issued on September 16, 2010.

(b)	Not applicable.

(d)(1)	Indenture, dated as of September 27, 2005, among the Company, WESCO Distribution and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on September 27, 2005).

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2010	WESCO International, Inc.
	By:	/s/ Richard P. Heyse
		Name:	Richard P. Heyse
		Title:	Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)	Company Notice to Holders of 2.625% Convertible Senior Debentures due 2025, dated September 16, 2010.

(a)(5)	Press release issued on September 16, 2010.

(b)	Not applicable.

(d)(1)	Indenture, dated as of September 27, 2005, among the Company, WESCO Distribution and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on September 27, 2005).

(g)	Not applicable.

(h)	Not applicable.